UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . .14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CTC Media, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number).

William A. Groll, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 12642X 10 6	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Modern Times Group MTG AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	60,008,800
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	60,008,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	60,008,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	39.5%

14.	Type of Reporting Person (See Instructions)	CO

Schedule 13D CUSIP No. 12642X 10 6	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

MTG Russia AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	60,008,800
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	60,008,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	60,008,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	39.5%

14.	Type of Reporting Person (See Instructions)	CO

Schedule 13D CUSIP No. 12642X 10 6	Page 4 of 13

Preamble

This Schedule 13D replaces and supersedes the Schedule 13G filed on February 12, 2007, by MTG Broadcasting AB (“MTG Broadcasting”), relating to shares of common stock, $.01 par value per share (“Common Stock”), of CTC Media, Inc. (the “Issuer”). As reflected in this Schedule 13D, the shares of Common Stock to which the Schedule 13G related have been transferred by MTG Broadcasting to a subsidiary but the overall ownership held by MTG Broadcasting and its affiliates has not changed.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock of the Issuer. The principal executive office of the Issuer is located at Pravda Street, 15A, 12514 Moscow, Russia.

Item 2. Identity and Background

This Schedule 13D is filed by and on behalf of Modern Times Group MTG AB (“Modern Times Group”) and MTG Russia AB (“MTG Russia” and, collectively with Modern Times Group, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 to this Schedule 13D.

Modern Times Group is a corporation organized under the laws of Sweden that is an international entertainment-broadcasting group with television as its core business. The principal business address of Modern Times Group is Skeppsbron 18, Box 2094, SE-103, 13 Stockholm, Sweden.

MTG Russia is an indirect wholly-owned subsidiary of Modern Times Group organized under the laws of Sweden. The principal business of MTG Russia is holding the investments of Modern Times Group in entities engaged in television broadcasting in Russia. MTG Russia is wholly-owned directly by MTG Broadcasting. MTG Broadcasting is a corporation organized in Sweden, the principal business of which is operating, directly and indirectly, the television broadcasting businesses of Modern Times Group. MTG Broadcasting is a direct, wholly-owned subsidiary of MTG Broadcasting Holding AB (“Holding”). Holding is a corporation organized under the laws of Sweden, the principal business of which is holding, directly and indirectly, the television broadcasting businesses and the investments in entities engaged in television broadcasting of Modern Times Group. Holding is a direct wholly-owned subsidiary of Modern Times Group. The principal business address of each of Holding, MTG Broadcasting and MTG Russia is Skeppsbron 18, Box 2094, SE-103, 13 Stockholm, Sweden.

The names, addresses, occupations and citizenship of the executive officers and members of the board of directors of each of Modern Times Group and MTG Russia are set forth in Schedule I hereto.

None of Modern Times Group, Holding, MTG Broadcasting, MTG Russia or, to the best of their knowledge, any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

MTG Russia acquired the Common Stock that is the subject of this Schedule 13D from MTG Broadcasting as part of an internal reorganization of the holdings of Modern Times Group. MTG Russia

Schedule 13D CUSIP No. 12642X 10 6	Page 5 of 13

paid MTG Broadcasting the book value on MTG Broadcasting’s books of such shares of Common Stock, which was SEK 672,024,975. The source of funds for such payment was an intercompany loan from its parent, MTG Broadcasting.

Item 4. Purpose of Transaction

Prior to the initial public offering of the Issuer in June of 2006 (the “CTC IPO”), MTG Broadcasting held 31,839,200 shares of Common Stock and 35,212 shares of convertible preferred stock. In connection with the CTC IPO, the shares of preferred stock were automatically converted (on an 800-for-1 basis) into 28,169,600 shares of Common Stock, as a result of which MTG Broadcasting held 60,008,800 shares of Common Stock. Effective August 14, 2007, MTG Broadcasting transferred all 60,008,800 shares of Common Stock it previously held to MTG Russia. The transfer was effected as part an internal group restructuring in which Modern Times Group consolidated its holdings in entities engaged in television broadcasting in Russia under the ownership of MTG Russia. (Modern Times Group and its subsidiaries are collectively referred to as the “Group”.)

MTG Broadcasting is party to a Stockholders’ Agreement, dated as of May 12, 2006, with the Issuer and certain other major stockholders of the Issuer (the “Stockholders’ Agreement”). In connection with the transfer of the shares of Common Stock described herein, MTG Broadcasting assigned to MTG Russia all of its rights under the Stockholders’ Agreement and, under the terms of the Stockholders’ Agreement, in connection with the transfer of shares to MTG Russia, MTG Russia was required to, and did, execute and deliver an Assignment and Adoption Agreement (the “Adoption Agreement”) agreeing to be bound by the terms of the Stockholders’ Agreement. The Stockholders’ Agreement and the Adoption Agreement are exhibits to this Schedule 13D, and each is incorporated herein by this reference in its entirety. The description contained in this Schedule 13D of various terms of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement itself. The description contained in this Schedule 13D gives effect to the assignment and assumption of rights and obligations described above and thus refers to MTG Russia, rather than MTG Broadcasting.

Under the Stockholders’ Agreement, without the consent of each of the other stockholders party thereto, MTG Russia is prohibited from acquiring additional shares of Common Stock to the extent that such acquisition would cause its beneficial ownership of the Issuer to exceed 40%, except in connection with the exercise of the right of first offer described below. In addition, without limiting that prohibition, other than in connection with the exercise of the right of first offer described below, MTG Russia is prohibited under the Stockholders’ Agreement from acquiring additional shares of Common Stock to the extent such acquisition would cause its beneficial ownership of the Issuer (together with that of any affiliates) to exceed 50% unless such acquisition is pursuant to a tender offer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for all outstanding shares meeting certain criteria set forth in the Stockholders’ Agreement.

Under the Stockholders’ Agreement, MTG Russia, and each other party that, together with its affiliates, owns 15% or more of the Common Stock shall have a right of first offer in the event of any proposed sale by any other such major stockholder.

Under the Stockholders’ Agreement, the board of directors of the Issuer (the “Board”) is to have nine members, three of whom are to be designated by MTG Russia, subject to decrease to two if its percentage shareholding falls below 20% (but greater than 15%), to one if its percentage shareholding falls below 15% (but greater than 10%) and to none if its percentage shareholding falls below 10%. MTG Russia and one other significant stockholder of the Issuer have the right under the Stockholders’ Agreement for one of the directors designated by each to serve as Co-Chairmen of the Board. In accordance with these provisions, Hans-Holger Albrecht currently serves as a Co-Chairman of the Board, and Maria Brunell and Kaj Gradevik serve as members of the Board.

Schedule 13D CUSIP No. 12642X 10 6	Page 6 of 13

The Stockholders’ Agreement will terminate five years from the closing of the CTC IPO unless previously terminated by the agreement in writing of all stockholders party thereto.

The Reporting Persons intend to continue to review the Group’s investment in the Issuer from time to time, and depending upon certain factors, including the availability of shares of Common Stock under the right of first offer provisions described above or otherwise, the financial performance of the Issuer, the price of shares of Common Stock, the Group’s overall relationship with the Issuer, and other general market and investment conditions, the Reporting Persons may determine to acquire additional shares of Common Stock, or to dispose of shares of Common Stock, from time to time, in each case to the extent permitted under the Stockholders’ Agreement and applicable law. Moreover, as a result of their beneficial ownership of Common Stock, and their designees service on the Board, the Reporting Persons may have influence over the corporate activities of the Issuer, including transactions or events described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment.

Other than as described herein, neither of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, MTG Russia directly owns 60,008,800 shares of Common Stock, which represents approximately 39.5% of the 151,804,392 shares of Common Stock reported by the Issuer to be outstanding as of July 30, 2007 in its Report on Form 10-Q for the quarter ended June 30, 2007. By virtue of its indirect ownership of 100% and control of MTG Russia, Modern Times Group may be deemed to share beneficial ownership of (and the power to vote and the power to dispose of) these shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by the other stockholders party to the Stockholders’ Agreement, and the filing of this Schedule 13D and the disclosure herein of MTG Russia’s agreements with such stockholders pursuant to the Stockholders’ Agreement shall not be construed as an admission that any of the Reporting Persons is part of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder) or is the beneficial owner of any shares of Common Stock beneficially owned by any such other stockholder.

(c) Except for the transfer of Common Stock by MTG Broadcasting to MTG Russia as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Modern Times Group, MTG Russia, MTG Broadcasting, Holding or, to the best of their knowledge, any of the persons listed on Schedule I.

(d)-(e) Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

MTG Broadcasting is party to a Registration Rights Agreement, dated as of May 1, 2006, with the Issuer and certain other stockholders of the Issuer (the “Registration Rights Agreement”). In connection with the transfer of the shares of Common Stock described herein, MTG Broadcasting transferred and assigned its rights under the Registration Rights Agreement to MTG Russia and, as required by the Registration Rights Agreement, MTG Russia provided written notice to the Issuer notifying the Issuer of such transfer and assignment and agreeing to be bound by the terms of the Registration Rights Agreement. The Registration Rights Agreement and the Assignment and Agreement to be Bound are exhibits to this Schedule 13D and each is incorporated herein by reference in its entirety. The description contained in this Schedule 13D of the Registration Rights Agreement does not purport to be complete and is qualified

Schedule 13D CUSIP No. 12642X 10 6	Page 7 of 13

in its entirety by reference to the Registration Rights Agreement itself. The description contained in this Schedule 13D gives effect to the assignment of rights described above and thus refers to MTG Russia, rather than MTG Broadcasting. Under the Registration Rights Agreement, the Issuer agreed to grant MTG Russia and the other stockholders party thereto certain demand and “piggyback” registration rights with respect to certain sales of Common Stock.

As described above, MTG Russia is also party to the Stockholders’ Agreement and the Adoption Agreement.

Except as set forth herein or in the agreements described or incorporated by reference herein, none of Modern Times Group, MTG Russia, MTG Broadcasting, Holding or, to the best of their knowledge, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Schedule 13D CUSIP No. 12642X 10 6	Page 8 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007

Modern Times Group MTG AB

By:	/s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht
Title: President and CEO

By:	/s/ Lars-Johan Jarnheimer
Name: Lars-Johan Jarnheimer
Title: Director

MTG Russia AB

By:	/s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht
Title: Chairman

By:	/s/ Mathias Hermansson
Name: Mathias Hermansson
Title: Director

Schedule 13D CUSIP No. 12642X 10 6	Page 9 of 13

Schedule I

Officers and Directors of Modern Times Group MTG AB

The following table sets forth the name, business address, position with Modern Times Group and present principal occupation of each director and executive officer of Modern Times Group. Except as set out below, each individual listed below is a citizen of Sweden.

Name and Address	Position with Modern Times Group and Present Principal Occupation or Employment
David Chance Top Up TV Europe Limited Riverview House 20, Old Bridge Street Hampton Wick, KT1 4BU United Kingdom Citizen of the United Kingdom	Chairman of the Board of Modern Times Group; Chairman of Top Up TV Europe Limited
Asger Aamund A.J. Aamund A/S Amaliegade 14 DK-1256 Copenhagen K Denmark Citizen of Denmark	Director of Modern Times Group; Chief Executive Officer and owner of A.J. Aamund A/S; Chairman of the Board of NeuroSearch A/S and Bavarian Nordic A/S
Maria Brunell Investment AB Kinnevik Skeppsbron 18 P.O. Box 2094 S-10313 Stockholm Sweden	Director of Modern Times Group; President & Chief Executive Officer of Investment AB Kinnevik
Nick Humby Top Up TV Europe Limited Riverview House 20, Old Bridge Street Hampton Wick, KT1 4BU United Kingdom Citizen of the United Kingdom	Director of Modern Times Group; Chief Financial Officer of Top Up TV Europe Limited
Lars-Johan Jarnheimer Tele2 AB P.O. Box 2094 S-10313 Stockholm Sweden	Director of Modern Times Group; President and Chief Executive Officer of Tele2 AB

Schedule 13D CUSIP No. 12642X 10 6	Page 10 of 13

David Marcus MarCap Investors, L.P. 89 Summit Avenue Summit, New Jersey 07901 Citizen of the United States of America	Director of Modern Times Group; Managing Partner of MarCap Investors, L.P.
Cristina Stenbeck Investment AB Kinnevik 11 Bolton Street London W1J 8BB United Kingdom Citizen of the United States of America	Director of Modern Times Group; Chairman of the Board of Emesco AB and Chairman of the Board of Investment AB Kinnevik
Pelle Törnberg Metro International UK Ltd 3rd Floor, Interpark House 7 Down Street London W1J 7AJ United Kingdom	Director of Modern Times Group; President and Chief Executive Officer of Metro International S.A.
Hans-Holger Albrecht Skeppsbron 18 P.O. Box 2094 S-103 13 Stockholm Sweden Citizen of Germany	President and Chief Executive Officer of Modern Times Group
Mathias Hermansson Skeppsbron 18 P.O. Box 2094 S-103 13 Stockholm Sweden	Chief Financial Officer of Modern Times Group
Andrew Barron Skeppsbron 18 P.O. Box 2094 S-103 13 Stockholm Sweden Citizen of the United Kingdom	Chief Operating Officer of Modern Times Group

Schedule 13D CUSIP No. 12642X 10 6	Page 11 of 13

Officers and Directors of MTG Russia

The following table sets forth the name, business address, and position with MTG Russia and present principal occupation of each director, executive officer and controlling person of MTG Russia. Except as set out below, each individual listed below is a citizen of Sweden.

Name and Address	Position with MTG Russia and Present Principal Occupation or Employment

Hans-Holger Albrecht Skeppsbron 18 P.O. Box 2094 S-103 13 Stockholm Sweden Citizen of Germany	Chairman of the Board of MTG Russia; President and Chief Executive Officer of Modern Times Group
Mathias Hermansson Skeppsbron 18 P.O. Box 2094 S-103 13 Stockholm Sweden	Director of MTG Russia; Chief Financial Officer of Modern Times Group
Anders Nilsson Bergsstigen 12 182 78 Stocksund Sweden	Director of MTG Russia; Chief Executive Officer of MTG Sweden, a division of Modern Times Group

Schedule 13D	Page 12 of 13

CUSIP No. 12642X 10 6

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission a statement on Schedule 13D (and any amendments or supplements thereto required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in connection with the holdings by the undersigned of the common stock of CTC Media, Inc., pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The undersigned further agree that this joint filing agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.

Dated: August 14, 2007

Modern Times Group MTG AB

By:	/s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht
Title: President and CEO

By:	/s/ Lars-Johan Jarnheimer
Name: Lars-Johan Jarnheimer
Title: Director

MTG Russia AB

By:	/s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht
Title: Chairman

By:	/s/ Mathias Hermansson
Name: Mathias Hermansson
Title: Director

Schedule 13D	Page 13 of 13

CUSIP No. 12642X 10 6

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated August 14, 2007, between Modern Times Group MTG AB and MTG Russia AB.
Exhibit 2

Stockholders’ Agreement, dated as of May 12, 2006, by and among CTC Media, Inc., MTG Broadcasting AB and certain other stockholders, incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-1/A filed by CTC Media, Inc. with the Securities and Exchange Commission on May 12, 2006.

Exhibit 3	Assignment and Adoption Agreement, dated as of August 14, 2007, between MTG Broadcasting AB and MTG Russia AB.
Exhibit 4

Registration Rights Agreement, dated as of May 1, 2006, by and among CTC Media, Inc., MTG Broadcasting AB and certain other stockholders, incorporated herein by reference to Exhibit 10.40 to the Registration Statement on Form S-1/A filed by CTC Media, Inc. with the Securities and Exchange Commission on May 1, 2006.

Exhibit 5	Assignment and Agreement to be Bound, dated as of August 14, 2007, between MTG Broadcasting AB and MTG Russia AB.